Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Increases Annual Net Earnings and Announces Fourth Quarter 2016 Results

Kingsey Falls, Quebec, March 2, 2017 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period and the fiscal year ended December 31, 2016.

Q4 2016 Highlights

•	Sales of $979 million (compared to $1,021 million in Q3 2016 (-4%) and $975 million in Q4 2015 (stable))
•	Adjusted (excluding specific items)
◦	OIBD of $82 million (compared to $103 million in Q3 2016 (-20%) and $104 million in Q4 2015 (-21%))
◦	Net earnings per common share of $0.16 (compared to $0.32 in Q3 2016 and $0.23 in Q4 2015)
•	As reported (including specific items)
◦	OIBD of $83 million (compared to $98 million in Q3 2016 (-15%) and $44 million in Q4 2015 (+89%))
◦	Net earnings per common share of $0.04 (compared to $0.21 in Q3 2016 and a net loss of $0.81 in Q4 2015)

2016 Annual Highlights

•	Sales of $4,001 million (compared to $3,861 million in 2015 (+4%))
•	Adjusted (excluding specific items)
◦	OIBD of $403 million (compared to $426 million in 2015 (-5%))
◦	Net earnings per common share of $1.21 (compared to $1.18 in 2015)
•	As reported (including specific items)
◦	OIBD of $413 million (compared to $343 million in 2015 (+20%))
◦	Net earnings per common share of $1.42 (compared to a net loss of $0.69 in 2015)
•	Net debt of $1,532 million as at December 31, 2016 (compared to $1,721 million as at December 31, 2015 (-11%)) and net debt to adjusted OIBD ratio at 3.8x, down from 4.0x at year-end 2015.

For further details, please see the IFRS and non-IFRS measures reconciliation tables, included herewith.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “We finished our financial year with positive results, in spite of a fourth quarter that was below our expectations. Among the factors that impacted Q4 results on a sequential basis, the most notable was longer market related and maintenance downtime in our tissue and containerboard segments, which hindered both volume and operating cost levels of these divisions.

On a year-over-year basis, sales remained stable, driven by increased sales from recovery and recycling activities and better volumes in our Containerboard Packaging and Specialty Products groups, which counterbalanced the continued weakness in Europe and softer containerboard pricing following the onset of pricing weakness at the beginning of 2016.

On an annual basis, our North American operations executed well in 2016, delivering a 6% year-over-year sales increase that more than counterbalanced the 4% sales decline in Europe. While adjusted operating income decreased compared to 2015, this largely reflects continued weakness in Europe, and the higher level of investments we are making to implement our ERP platform across our facilities and adapt many of our business processes.

Lastly, we are pleased to note that we continued to deliver on our commitment to lower our debt levels. Despite fluctuations in foreign exchange rates, which increased net debt by $24 million during the period, we successfully reduced our total net debt by an additional 6%, or $93 million during the fourth quarter. This brought full year debt reduction to $189 million, which represents a notable 11% decrease from year-end 2015 levels, and resulted in our leverage ratio decreasing to 3.8x from 4.0x at the end of last year. We remain committed to continuing our efforts to deleverage our balance sheet going forward in order to bolster our operational flexibility, and improve our overall financial profile.”

Financial Summary

Segmented adjusted OIBD 1

(in millions of Canadian dollars) (unaudited)	2016	2015	Q4 2016	Q3 2016	Q4 2015
Packaging Products
Containerboard	216	231	43	58	56
Boxboard Europe	53	63	11	9	13
Specialty Products	65	58	17	18	16

Tissue Papers	150	119	30	47	38

Corporate Activities	(81)	(45)	(19)	(29)	(19)
Adjusted OIBD	403	426	82	103	104
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	2016	2015	Q4 2016	Q3 2016	Q4 2015
Sales	4,001	3,861	979	1,021	975
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	403	426	82	103	104
Operating income	211	236	32	55	47
Net earnings	114	112	15	30	22
per common share	$1.21	$1.18	$0.16	$0.32	$0.23
Margin (OIBD)	10.1%	11.0%	8.4%	10.1%	10.7%
As reported
Operating income before depreciation and amortization (OIBD)	413	343	83	98	44
Operating income (loss)	221	153	33	50	(13)
Net earnings (loss)	135	(65)	4	20	(76)
per common share	$1.42	$(0.69)	$0.04	$0.21	$(0.81)
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended December 31, 2016 (compared to the same period last year)

Sales of $979 million increased by $4 million compared to the same period last year. This reflects higher year-over-year sales volumes in Containerboard and Specialty Products, and a $13 million sales increase generated by recovery and recycling activities. Offsetting these were a $2 million currency-related negative impact, and a $15 million decrease attributable to lower average sales prices, most notably in the European Boxboard and Containerboard Packaging segments, related to mix and market pricing conditions. On the strategic front, benefits accruing to the containerboard business from the acquisition of a plant in the second quarter more than offset the negative impact from the Specialty Products segment's closure of its de-inked pulp mill in Maine.

On an adjusted basis, fourth quarter 2016 operating income stood at $32 million compared to $47 million in 2015. The decrease reflects the impacts on sales as described above, combined with higher raw material and maintenance and logistics costs, which negatively impacted the contribution from our containerboard and tissue activities. Additionally, we incurred higher marketing costs in our Tissue Group related to the repositioning and rebranding of the group's Away-from-Home and retail product lines.

The main specific items, before income taxes, that impacted our fourth quarter 2016 operating income and/or net earnings were:

•	a $2 million impairment reversal related to a building sold after the closure of our de-inked pulp mill located in Auburn, Maine
•	a $1 million unrealized loss on derivative financial instruments
•	a $13 million foreign exchange loss on long-term debt and financial instruments

Adjusted net earnings amounted to $15 million ($0.16 per share) in the fourth quarter of 2016 compared to $22 million ($0.23 per share) for the comparable period in 2015. Prior-year adjusted net earnings exclude $98 million of specific items, the most notable being $73 million of impairment charges and tax reversals incurred in the European Boxboard segment. As reported, net earnings amounted to $4 million ($0.04 per share) in the fourth quarter of 2016 compared to a net loss of $76 million ($0.81 per share) in the same period in 2015.

Analysis of results for the three-month period ended December 31, 2016 (compared to the previous quarter)

On a sequential basis, sales declined by 4% to $979 million. This decrease is largely attributable to the lower seasonal volumes common during the period, primarily in the Tissue and Containerboard Packaging groups, and additional downtime taken during December. Partially offsetting these impacts were a favourable foreign exchange rate for our North American operations.

Adjusted operating income decreased from $55 million in the third quarter of 2016 to $32 million to in the fourth quarter of 2016. This is attributable to the sales variances explained above, higher production costs due to extended downtime periods and additional marketing costs in the Tissue Group. At the corporate level, a $2 million insurance refund related to the fire at the Mississauga, Ontario, plant was received during the current period. These funds partially reimburse a total of $4 million of costs related to this fire that were recorded during the third quarter.

Near-Term Outlook

Commenting on the outlook for Cascades, Mr. Plourde added: “Looking ahead, we expect near-term financial performance to reflect recent increases in raw material costs and the usual seasonal trends in our business segments. In Europe, favourable order inflow trends at the beginning of 2017, and the recently announced €60 April price increase suggest early signs of improvement in market dynamics compared to the softness seen in 2016. On a segmented basis, we expect the fall 2016 price increase announcement to benefit our Containerboard Packaging division in the first quarter, and to be fully implemented as of the end of the second quarter. However, recent raw material price increases will counterbalance the benefit. We recently announced a second price increase in Containerboard, which should start to take effect in the second quarter, and be fully realized during the second half of the year. In our Tissue Group, the combination of lower marketing costs, recent product repositioning efforts and the beneficial impact of price increases announced in 2016 are expected to support performance going forward. On a positive note, our new Tissue converting facility in Scappoose, Oregon, began operating its first line last month, as planned. The facility will continue ramping up, and will add two new converting lines through the second quarter. Finally, we anticipate our Specialty Products Group to maintain its positive momentum built over the past two years. On the cost side, tight market dynamics, including strong demand, are expected to continue putting pressure on the price of our input materials in the near-term.

Corporate investments are expected to remain elevated through the end of this year. However, we look forward to completing the implementation of our ERP platform and other initiatives undertaken to modernize our internal processes in 2017. In addition, we will continue our efforts to deleverage our balance sheet, and to analyze our strategic options with the view of creating additional value for our shareholders. As always, our strategic efforts will be guided by our commitment to increase operational efficiency, execution and flexibility through targeted investments and growth initiatives.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid on April 3, 2017, to shareholders of record at the close of business on March 24, 2017. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). For the year 2016, 1,047,243 common shares were repurchased for cancellation at an average price of $8.61, representing an aggregate amount of approximately $9.0 million.

2016 Fourth Quarter and Annual Financial Results Conference Call Details

Management will discuss the 2016 fourth quarter and annual financial results during a conference call today at 10:00 a.m. EST. The call can be accessed by dialing 1-888-231-8191. The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com) under the "Investors" section. A replay of the call will be available on the Cascades website and may also be accessed by phone until April 2, 2017 by dialing 1-855-859-2056, access code 50805795.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in close to 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	62	60
Accounts receivable	524	540
Current income tax assets	12	30
Inventories	477	494
Financial assets	3	1
	1,078	1,125
Long-term assets
Investments in associates and joint ventures	335	322
Property, plant and equipment	1,618	1,608
Intangible assets with finite useful life	171	174
Financial assets	10	12
Other assets	72	80
Deferred income tax assets	179	181
Goodwill and other intangible assets with indefinite useful life	350	346
	3,813	3,848
Liabilities and Equity
Current liabilities
Bank loans and advances	28	37
Trade and other payables	661	613
Current income tax liabilities	1	1
Current portion of long-term debt	36	34
Current portion of provisions for contingencies and charges	9	5
Current portion of financial liabilities and other liabilities	27	37
	762	727
Long-term liabilities
Long-term debt	1,530	1,710
Provisions for contingencies and charges	34	34
Financial liabilities	16	47
Other liabilities	178	178
Deferred income tax liabilities	219	189
	2,739	2,885
Equity attributable to Shareholders
Capital stock	487	490
Contributed surplus	16	17
Retained earnings	512	387
Accumulated other comprehensive loss	(31)	(27)
	984	867
Non-controlling interests	90	96
Total equity	1,074	963
	3,813	3,848

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	2016	2015	2016	2015
Sales	979	975	4,001	3,861
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $192 million ($50 million in the fourth quarter); 2015 — $190 million ($57 million in the fourth quarter))	841	826	3,380	3,261
Selling and administrative expenses	106	98	402	360
Gain on acquisitions, disposals and others	—	—	(4)	(1)
Impairment charges (reversal) and restructuring costs	(2)	56	12	66
Foreign exchange gain	(4)	(1)	(4)	(6)
Loss (gain) on derivative financial instruments	5	9	(6)	28
	946	988	3,780	3,708
Operating income (loss)	33	(13)	221	153
Financing expense	21	22	88	91
Interest expense on employee future benefits	1	1	5	6
Loss on refinancing of long-term debt	—	—	—	19
Foreign exchange loss (gain) on long-term debt and financial instruments	13	23	(22)	91
Share of results of associates and joint ventures	(7)	(6)	(32)	(37)
Earnings (loss) before income taxes	5	(53)	182	(17)
Provision for income taxes	2	23	45	40
Net earnings (loss) from continuing operations including non-controlling interests for the period	3	(76)	137	(57)
Net earnings from discontinued operations	—	1	—	1
Net earnings (loss) including non-controlling interests for the period	3	(75)	137	(56)
Net earnings (loss) attributable to non-controlling interests	(1)	1	2	9
Net earnings (loss) attributable to Shareholders for the period	4	(76)	135	(65)
Net earnings (loss) from continuing operations per common share
Basic	$0.04	$(0.82)	$1.42	$(0.70)
Diluted	$0.04	$(0.82)	$1.39	$(0.70)
Net earnings (loss) per common share
Basic	$0.04	$(0.81)	$1.42	$(0.69)
Diluted	$0.04	$(0.81)	$1.39	$(0.69)
Weighted average basic number of common shares outstanding	94,487,211	94,690,092	94,709,048	94,384,308
Weighted average number of diluted common shares	96,992,787	97,117,947	96,877,848	96,261,484

Net earnings (loss) attributable to Shareholders:
Continuing operations	4	(77)	135	(66)
Discontinued operations	—	1	—	1
Net earnings (loss)	4	(76)	135	(65)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Net earnings (loss) including non-controlling interests for the period	3	(75)	137	(56)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	4	29	(33)	115
Change in foreign currency translation related to net investment hedging activities	(13)	(23)	21	(101)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	—	—	2
Change in fair value of commodity derivative financial instruments	4	1	10	2
Available-for-sale financial assets	1	—	(2)	2
Share of other comprehensive income of associates	9	3	—	14
Income taxes	(3)	2	(6)	8
	2	12	(10)	42
Items that are reclassified to retained earnings
Actuarial gain on post-employment benefit obligations	42	16	11	25
Income taxes	(11)	(4)	(3)	(7)
	31	12	8	18
Other comprehensive income (loss)	33	24	(2)	60
Comprehensive income (loss) including non-controlling interests for the period	36	(51)	135	4
Comprehensive income (loss) attributable to non-controlling interests for the period	(4)	2	(4)	16
Comprehensive income (loss) attributable to Shareholders for the period	40	(53)	139	(12)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	40	(54)	139	(13)
Discontinued operations	—	1	—	1
Comprehensive income (loss)	40	(53)	139	(12)

CONSOLIDATED STATEMENTS OF EQUITY

	For the year ended December 31, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of year	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	135	—	135	2	137
Other comprehensive income (loss)	—	—	8	(4)	4	(6)	(2)
	—	—	143	(4)	139	(4)	135
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	1	—	—	—	1	—	1
Issuance of common shares	1	—	—	—	1	—	1
Redemption of common shares	(5)	(1)	(3)	—	(9)	—	(9)
Dividends paid to non-controlling interests and acquisition of non-controlling interests	—	—	—	—	—	(2)	(2)
Balance - End of year	487	16	512	(31)	984	90	1,074

	For the year ended December 31, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of year	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(65)	—	(65)	9	(56)
Other comprehensive income	—	—	18	35	53	7	60
	—	—	(47)	35	(12)	16	4
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	2	(1)	—	—	1	—	1
Issuance of common shares	5	—	—	—	5	—	5
Acquisition of non-controlling interests	—	—	(5)	—	(5)	(30)	(35)
Balance - End of year	490	17	387	(27)	867	96	963

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	4	(76)	135	(65)
Net earnings from discontinued operations	—	(1)	—	(1)
Net earnings (loss) from continuing operations	4	(77)	135	(66)
Adjustments for:
Financing expense and interest expense on employee future benefits	22	23	93	97
Loss on refinancing of long-term debt	—	—	—	19
Depreciation and amortization	50	57	192	190
Loss (gain) on acquisitions, disposals and others	1	—	(4)	(1)
Impairment (reversal) charges and restructuring costs	(2)	57	4	64
Unrealized loss (gain) on derivative financial instruments	1	4	(18)	18
Foreign exchange loss (gain) on long-term debt and financial instruments	13	23	(22)	91
Provision for income taxes	2	23	45	40
Share of results of associates and joint ventures	(7)	(6)	(32)	(37)
Net earnings (loss) attributable to non-controlling interests	(1)	1	2	9
Net financing expense paid	(4)	(4)	(89)	(89)
Premium paid on long-term debt refinancing	—	—	—	(13)
Net income taxes received (paid)	—	(4)	10	(14)
Dividend received	6	6	18	17
Employee future benefits and others	—	4	(18)	(3)
	85	107	316	322
Changes in non-cash working capital components	93	30	56	(38)
	178	137	372	284
Investing activities from continuing operations
Investments in associates and joint ventures	(4)	(2)	(6)	(2)
Payments for property, plant and equipment	(57)	(50)	(182)	(163)
Proceeds on disposals of property, plant and equipment	2	1	5	4
Change in intangible and other assets	(2)	13	14	8
Business acquisition	(1)	—	(16)	—
	(62)	(38)	(185)	(153)
Financing activities from continuing operations
Bank loans and advances	(4)	4	(8)	(14)
Change in revolving credit facilities	(99)	(91)	(146)	(120)
Issuance of senior notes, net of related expenses	—	—	—	300
Repayment of senior notes	—	—	—	(305)
Increase in other long-term debt	29	30	40	73
Payments of other long-term debt	(16)	(10)	(47)	(48)
Settlement of derivative financial instruments	3	—	3	—
Issuance of common shares	1	4	1	5
Redemption of common shares	(1)	—	(9)	—
Dividends paid to non-controlling interests and acquisition of non-controlling interests	—	(3)	(1)	(5)
Dividends paid to the Corporation's Shareholders	(3)	(4)	(15)	(15)
	(90)	(70)	(182)	(129)
Change in cash and cash equivalents during the period from continuing operations	26	29	5	2
Change in cash and cash equivalents during the period from discontinued operations	—	(3)	—	30
Net change in cash and cash equivalents during the period	26	26	5	32
Currency translation on cash and cash equivalents	(1)	—	(3)	(1)
Cash and cash equivalents - Beginning of period	37	34	60	29
Cash and cash equivalents - End of period	62	60	62	60

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2015.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitute the Corporation's Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	336	326	1,370	1,301
Boxboard Europe	191	202	796	825
Specialty Products	156	147	620	579
Intersegment sales	(16)	(15)	(61)	(55)
	667	660	2,725	2,650
Tissue Papers	319	322	1,305	1,236
Intersegment sales and Corporate activities	(7)	(7)	(29)	(25)
	979	975	4,001	3,861

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	42	55	214	233
Boxboard Europe	11	(42)	51	6
Specialty Products	19	16	71	52
	72	29	336	291
Tissue Papers	30	38	139	119
Corporate	(19)	(23)	(62)	(67)
Operating income before depreciation and amortization	83	44	413	343
Depreciation and amortization	(50)	(57)	(192)	(190)
Financing expense and interest expense on employee future benefits	(22)	(23)	(93)	(97)
Loss on refinancing of long-term debt	—	—	—	(19)
Foreign exchange gain (loss) on long-term debt and financial instruments	(13)	(23)	22	(91)
Share of results of associates and joint ventures	7	6	32	37
Earnings (loss) before income taxes	5	(53)	182	(17)

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	25	34	51	64
Boxboard Europe	6	11	26	23
Specialty Products	7	5	26	14
	38	50	103	101
Tissue Papers	30	10	77	57
Corporate	5	3	26	7
Total acquisitions	73	63	206	165
Proceeds on disposals of property, plant and equipment	(2)	(1)	(5)	(4)
Capital-lease acquisitions and included in other debts	(1)	(2)	(18)	(3)
	70	60	183	158
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	10	8	19	20
End of period	(25)	(19)	(25)	(19)
Payments for property, plant and equipment net of proceeds on disposals	55	49	177	159

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, adjusted operating income before depreciation and amortization (excluding specific items), earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, adjusted operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. The Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, adjusted operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Adjusted operating income before depreciation and amortization, adjusted earnings before interest, income taxes, depreciation and amortization, adjusted operating income, adjusted net earnings and adjusted net earnings per common share are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's adjusted measures have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them may take place in the future and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per common share with adjusted net earnings and adjusted net earnings per share:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings					Net earnings per share [1]
	2016	2015	Q4 2016	Q3 2016	Q4 2015	2016	2015	Q4 2016	Q3 2016	Q4 2015

As per IFRS	135	(65)	4	20	(76)	$1.42	$(0.69)	$0.04	$0.21	$(0.81)
Specific items:
Gain on acquisitions, disposals and others	(4)	(1)	—	—	—	$(0.03)	$(0.01)	—	—	—
Impairment charges (reversal)	3	69	(2)	2	57	$0.03	$0.67	$(0.01)	$0.02	$0.59
Restructuring costs (gain)	9	(3)	—	3	(1)	$0.06	$(0.03)	—	$0.02	$(0.01)
Unrealized loss (gain) on derivative financial instruments	(18)	18	1	—	4	$(0.14)	$0.14	$0.01	—	$0.03
Loss on refinancing of long-term debt	—	19	—	—	—	—	$0.15	—	—	—
Unrealized loss (gain) on interest rates swaps	(1)	1	(1)	—	—	$(0.01)	$0.01	$(0.01)	—	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(22)	91	13	7	23	$(0.19)	$0.83	$0.12	$0.07	$0.20
Share of results of associates and joint ventures	7	(9)	1	—	3	$0.05	$(0.07)	$0.01	—	$0.03
Included in discontinued operations, net of tax	—	(2)	—	—	—	—	$(0.02)	—	—	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	5	(6)	(1)	(2)	12	$0.02	$0.20	—	—	$0.20
	(21)	177	11	10	98	$(0.21)	$1.87	$0.12	0.11	$1.04
Adjusted	114	112	15	30	22	$1.21	$1.18	$0.16	$0.32	$0.23
Note 1 : Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interest. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interest'' only include the effect of tax adjustments. The $0.02 impact in 2016 is related to an income tax provision adjustment on past years sale of assets. The $0.20 impact in 2015 is related to the $18 million deferred tax assets reversal following the revaluation of our virgin boxboard mill in France.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income (loss), adjusted operating income and adjusted operating income before depreciation or adjusted earnings before interest, income taxes, depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	2016	2015	Q4 2016	Q3 2016	Q4 2015

Net earnings (loss) attributable to Shareholders for the period	135	(65)	4	20	(76)
Net earnings (loss) attributable to non-controlling interest	2	9	(1)	—	1
Net loss from discontinued operations	—	(1)	—	—	(1)
Provision for income taxes	45	40	2	9	23
Share of results of associates and joint ventures	(32)	(37)	(7)	(10)	(6)
Foreign exchange loss (gain) on long-term debt and financial instruments	(22)	91	13	7	23
Financing expense and interest on future employee benefits	93	116	22	24	23
Operating income	221	153	33	50	(13)
Specific items:
Gain on acquisitions, disposals and others	(4)	(1)	—	—	—
Impairment charges (reversal)	3	69	(2)	2	57
Restructuring costs (gain)	9	(3)	—	3	(1)
Unrealized loss (gain) on derivative financial instruments	(18)	18	1	—	4
	(10)	83	(1)	5	60
Adjusted operating income	211	236	32	55	47
Depreciation and amortization	192	190	50	48	57
Adjusted operating income before depreciation and amortization	403	426	82	103	104

The following table reconciles the total debt and the net debt with the net debt on adjusted operating income before depreciation and amortization (adjusted OIBD) ratio:

(in millions of Canadian dollars) (unaudited)	December 31, 2016	December 31, 2015
Long-term debt	1,530	1,710
Current portion of long-term debt	36	34
Bank loans and advances	28	37
Total debt	1,594	1,781
Less: Cash and cash equivalents	62	60
Net debt	1,532	1,721
Adjusted OIBD on a last twelve months basis	403	426
Net debt / Adjusted OIBD ratio	3.8	4.0

For further information:

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Hugo D'Amours	Allan Hogg
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